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direct dial: (404) 572-6896
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September 20, 2006
Daniel F. Duchovny, Esq.
Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	World Air Holdings, Inc. (the “Company”) Schedule TO-C filed September 5, 2006 Schedule TO-I filed September 11, 2006 SEC File No. 005-45697
Dear Mr. Duchovny:
     On September 18, 2006, the Company responded to your letter dated September 13, 2006 addressed to us as counsel to the Company. This letter supplements our September 18th letter following our telephone conversation on September 18th after your receipt of our initial response. For convenience, we have repeated your comments to which the Company is providing a supplemental response, followed by the Company’s initial response and supplemental response.
Schedule TO-I
Item 11. Additional Information
1.	With respect to your disclosure in subsection (a), please tell us why you need to qualify your disclosure “to [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Also apply this comment to the disclosure in the first full paragraph of page 30 of your offer document.

Response: With respect to our disclosure in subsection (a) of Item 11 of Schedule TO-I, we have revised the disclosure to delete the words “to the knowledge of the Company.”

We used the words “to the best of our knowledge” in the first full paragraph of page 30 of the Offer to Purchase only with respect to the Company’s affiliates, directors and executive officers. We believe that the Company made an appropriate inquiry concerning the Company’s affiliates, directors and executive officers with respect to the matters referred to in clauses (i) and (ii) of that paragraph, including a review of filings with the Securities and Exchange Commission (“SEC”) related to the Company. In addition, each of the Company’s directors and executive officers completed a questionnaire concerning such matters, which the Company reviewed. Based upon such reviews, the Company made the representation set forth in such paragraph concerning its
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Daniel F. Duchovny, Esq.
September 20, 2006

affiliates, directors and executive officers. We believe that the knowledge qualifier, while not appropriate for the Company itself, is appropriate for the representations the Company made concerning its affiliates, directors and executive officers since the representations made by them refer, among other matters, to the absence of agreements or arrangements which the Company might not be a party to and to transactions in Company securities as to which the Company might not have knowledge.

Supplemental Response: We have amended Section 11 of the Offer to Purchase to delete the qualifier “to the best of our knowledge” from the last paragraph of that Section.
Offer to Purchase
Purchase of Shares and Payment of Purchase Price, page 21
2.	We note that you may not commence payments for tendered securities until up to ten business days after the expiration of the offer. Please address your ability to do so and comply with the requirements of Rule 13e-4(f)(5).

Response: Rule 13e-4(f)(5) requires the issuer to either pay the consideration offered or return the tendered securities promptly (emphasis supplied) after the termination or withdrawal of the tender offer. The Company will need three business days for securities covered by notices of guaranteed delivery. We will shorten the additional time (following the period for guaranteed deliveries) to three business days to allow the Company to compute the applicable purchase price for the tender offer and to pay the consideration to all of the stockholders whose tendered securities are accepted for payment and return the tendered securities that are not accepted for payment. We believe that a total of six business days to accomplish such matters for a modified Dutch auction tender offer is reasonable and should be considered “prompt” under Rule 13e-4(f)(5). We will amend the Offer to Purchase to reflect this change.

Supplemental Response: We have amended the Offer to Purchase to reduce the total number of business days the Company may take to either pay the consideration offered or to return the tendered securities from ten business days to six business days.
Source and Amount of Funds, page 19
4.	Please provide the disclosure required by Item 1007(d)(2) of Regulation M-A with respect to any plans or arrangements to finance or repay the credit facility from Wachovia Bank.

Response: Pursuant to Item 1007(d)(2) of Regulation M-A, if all or any part of the funds required for the tender offer are borrowed, the Company must briefly describe any plans or arrangements to finance or repay the loan, or, if no plans or arrangements have been

Daniel F. Duchovny, Esq.
September 20, 2006

made, to make a statement to that effect. Our disclosure under Section 9 of the Offer to Purchase provides the following concerning arrangements to repay amounts borrowed under the Company’s revolving credit agreement with Wachovia Bank:
“The Credit Agreement provides for a revolving loan facility that we repay on a daily basis from, and to the extent of, collected accounts receivable.”
In the event the Company needs to borrow funds under its credit agreement with Wachovia Bank to pay all or any part of the purchase price for the tendered securities, such loans will be repaid in the manner provided above, i.e. daily to the extent of collected accounts receivable until it is fully repaid.

Supplemental Response: We have amended Section 9 of the Offer to Purchase to provide that in the event the Company borrows funds under its credit agreement with Wachovia Bank to pay all or any part of the purchase price for the tendered shares or the fees and expenses incurred in connection with the tender offer, the Company intends to repay the loan on a daily basis to the extent of collected accounts receivable until the loan is repaid in full.
Letter of Transmittal
5.	We note that on page 6 of the Letter of Transmittal you improperly require tendering security holders to represent that they “understand” the terms of the tender offer. Please revise to delete the requirement that security holders represent that they “understand” the offer. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the representation made by security holders that they understand the offer materials as a waiver of liability and that you promise not to assert that this provision constitutes a waiver of liability.

Response: We will revise the disclosure on page 6 of the Letter of Transmittal to delete the requirement that tendering security holders represent that they “understand” the terms of the tender offer.

Supplemental Response: We have revised the disclosure as noted in our initial response.
* * *
     An Amendment No. 1 to Schedule TO filed by the Company has been filed in response to Comment No. 1, Comment No. 2, Comment No. 4 and Comment No. 5.

Daniel F. Duchovny, Esq.
September 20, 2006

     Please telephone the undersigned or Bill Speer at 404-572-6722 if you have any questions or concerns about the Company’s response to your comments or Amendment No. 1.
     Thank you for your cooperation.
Very truly yours,
/s/ Suzanne J. Roberts
Suzanne J. Roberts
For POWELL GOLDSTEIN LLP

cc:	Mark M. McMillin, Esq. G. William Speer, Esq.